

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2012

Joseph Bernstein
Co-Chief Executive Officer and Director
Grandparents.com, Inc.
589 Eighth Avenue, 6th Floor
New York, NY 10018

> **Re:** **Grandparents.com, Inc.**
> **Form 8-K**
> **Filed February 27, 2012**
> **File No. 000-21537**

Dear Mr. Bernstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1.01 Entry into a Material Definitive Agreement.

Promissory Notes, page 2

1. In the first sentence, you describe the notes as unsecured; however, the Meadows Note appears to be secured by the assets of Grandparents.com. Please reconcile. In addition, revise the last sentence of the first paragraph on page 30 accordingly.

2. Please revise the references to the exhibits in the last sentence in this section to refer to the appropriate exhibits where the promissory notes are filed. In this regard, we note that Exhibit 10.8 is the executive employment agreement with Mr. Schwartz. Likewise, you should revise the reference to Exhibit 10.12 in the last sentence on page 54 to refer to the intended exhibit.

Item 2.01 Completion of Acquisition or Disposition of Assets.

Description of Business, page 4

3.   Please include disclosure in this section regarding your going concern limitation,
        including your net loss for the latest interim period and fiscal year end.

4.   Please provide us support for your claim of leadership in the last sentence of the first
        paragraph. In addition, provide us support for:
        ● Each of your claims in the second paragraph on page 5, including that "Grandparents
          are one of the largest groups in the U.S. and are growing exponentially"; and
        ● The claim in the following paragraph that Examiner.com ranked your website second
          among commercial websites serving the age 50+ market.

5.   With respect to any third-party statements in your document such as the market data from
        un-named studies and Examiner.com presented in this section, please provide us with the
        relevant portions of the research reports you cite. To expedite our review, please clearly
        mark each source to highlight the applicable portion or section containing the statistic and
        cross-reference it to the appropriate location in your document. Also, if any of the
        reports were prepared for you, please disclose this fact.

Historical Information, page 4

6.   Please reconcile the disclosure in the first sentence of the fifth paragraph, which includes
        the GP warrant, with the second paragraph on page 1, which does not include the GP
        warrant when calculating the percentage ownership of the Series A preferred shares on an
        as-converted basis.

Our Website, page 5

7.   We note your disclosure in the fourth paragraph. Please disclose the current number of
        lifetime memberships.

Our Revenue Streams, page 7

8.   Please clarify the disclosure in the first paragraph to indicate all your current revenue
        streams. From your disclosure in this section, it appears that you may also derive
        revenue from your Online Book Shop and Content Syndication. If these are not currently
        significant sources of revenues, as appears to be the case from the first paragraph of this
        section, please state so explicitly.

<u>Grandparents.com Benefits Club, page 7</u>

9.   You disclose in the last sentence of the first paragraph that you maintain a direct relationship with over 250 marketing partners. Please disclose the nature of these relationships, including the frequency of your interactions with these partners.

<u>Risk Factors, page 11</u>

10.   Please include risk factor disclosure to highlight the risk from any unknown liabilities assumed as a result of the merger, including any effects on your operations and revenues.

<u>If we are unable to maintain…, page 19</u>

11.   Please revise this risk factor to clarify that as a smaller reporting company you are not required to comply with the attestation report requirement under Item 308(b) of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations of Grandparents.com, page 24</u>

12.   We note the financial information provided on pages 26, 28 and 30 reflects the combination of Successor and Predecessor periods in 2010 and does not appear to include any pro forma adjustments to give effect to the merger. Please tell us how you concluded that this presentation was appropriate. Please note that a supplemental presentation and discussion based on "pro forma" financial information should be prepared in accordance with Article 11 of Regulation S-X. In this regard, all pro forma adjustments required by Article 11 should be reflected in the presentation as opposed to merely combining information for the pre-and post-merger periods. Also note that the presentation requirements contained in Article 11 should be provided.

<u>Operating Expenses, page 25</u>

13.   Please disclose the reason for the 200% increase in monthly management fees from the quarter ended September 30, 2010, to the quarter ended September 30, 2011. Include similar disclosure for the period-over-period increase in management fees disclosed on page 27.

<u>Security Ownership of Certain Beneficial Owners and Management, page 33</u>

14.   We note that under section 1 of Exhibits 4.1 – 4.3, the warrants may be exercised within 60 days**,** but they do not appear to be reflected in the table. Please advise or revise your table.

15.   In addition to disclosing the number of shares of common stock issued and outstanding as of the Closing Date, please expand footnote (3) to clarify, if true, that the presentation in the "Common Stock" column of the table is based on the number of shares issuable upon conversion of the Series A and Series B preferred shares following authorization of additional shares of common stock, rather than upon the number of shares outstanding as of the Closing Date.

16.   You may not rely on Exchange Act Rule 13d-4 to disclaim beneficial ownership. Please revise your disclosure in the last sentence of footnote (5).

Directors and Executive Officers, page 34

17.   For each director, please disclose the specific experiences, qualifications, attributes or skills that led to the conclusion that the person should serve as director. Refer to Item 401(e) of Regulation S-K.

18.   Other than the business experience disclosed for Mr. Bernstein, it does not appear that you disclose each person's principal occupation and employment during the past five years, including the name of the employer. Please refer to Item 401(e)(1) of Regulation S-K and revise accordingly.

Market Price and Dividends on Our Common Equity and Related Stockholder Matters, page 46

19.   Please update the disclosure in the first paragraph to reflect the approval of the new trading symbol.

Securities Authorized for Issuance under Equity Compensation Plans, page 47

20.   We note that the total number of shares in the table for your 2012 Stock Incentive Plan does not equal the maximum amount in Section 4.1 of Exhibit 10.13. Please reconcile.

GP Warrant, page 49

21.   Here and on page 1, please disclose the maximum number of shares that could be purchased under the GP Warrant assuming full exercise of the warrants in Exhibit A of Exhibit 4.1 and how that amount is calculated.

Item 3.02 Unregistered Sales of Equity Securities, page 50

22.   Please disclose all unregistered issuances of securities within the past three years. Refer to Item 701 of Regulation S-K.

Item 9.01 Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired, page 55

23.   We note that you provided historical annual audited financial statements for
        Grandparents.com LLC as of and for the years ended December 31, 2010 and 2009.
        Please note that you are required to update this Form 8-K with audited financial
        statements as of and for the year ended December 31, 2011 no later than your applicable
        Form 10-K due date.

(d) Exhibits, page 55

24.   Please file a copy of your Certificate of Incorporation.

25.   Please file a copy of the lease agreement you mention on pages 25 and 33, or tell us why
        you do not believe that it is required to be filed. In addition, please file or tell us why you
        do not believe you are required to file:
        •   A copy of the agreements related to the zero coupon note payable to a consultant that
            you mention on page 30;
        •   A copy of the Investment Agreement with SJO Worldwide that you mention on page
            45; and
        •   Any agreement relating to the lease guaranty mentioned on page 45.

26.   Please file an updated Exhibit 21 that reflects your current subsidiaries.

Exhibit 99.3 Unaudited Pro Forma Financial Information of the Company

Pro forma Condensed Combined Balance Sheet

27.   We note in adjustment [E] that the pro forma financial statements do not give effect to
        warrants issued as a Transaction advisory fee and warrants issued as a Private Placement
        agent fee.   Additionally, it does not appear that you have reflected other Transaction fees
        in your pro forma condensed combined balance sheet. To the extent that your expected
        transaction costs were not reflected in the historical balance sheets of either NorWesTech
        or Grandparents.com, please revise your pro forma balance sheet presentation to comply
        with Rule 11-02(b)(6) of Regulation S-X which indicates that balance sheet adjustments
        giving effect to events that are directly attributable to the transaction and factually
        supportable should be included regardless of whether they have a continuing impact or
        are nonrecurring.

Pro forma Unaudited Condensed Consolidated Statements of Income

28.   We note that your pro forma consolidated statements of income for the year ended
        December 31, 2010 and the nine months ended September 30, 2011 reflect discontinued

operations of NorWesTech, Inc. Please revise your pro forma unaudited condensed consolidated statements of income to conform to the presentation as noted in Instruction 1 to Rule 11-02(b) of Regulation S-X.

29.   We note that adjustment [E] to your pro forma consolidated statements of income for the year ended December 31, 2010 and the nine months ended September 30, 2011 reflects the predecessor activity of Grandparents.com from January 1, 2010 to May 5, 2010. Please revise your presentation to include a separate column that reflects the predecessor financial information.

30.   We note that adjustment [G] to your pro forma consolidated statements of income for the year ended December 31, 2010 and the nine months ended September 30, 2011 removes the historical gain recognized and transaction costs incurred in connection with the May 2010 purchase of the net assets of Grandparents.com. Please revise your pro forma unaudited condensed consolidated statements of income to eliminate this adjustment considering these costs are not directly attributable to the transaction between NorWesTech, Inc. and Grandparents.com, LLC. Refer to Rule 11-02(b)(6) of Regulation S-X. Note that you may provide footnote disclosure to your pro forma financial statements describing the nature of these items.

31.   We note that adjustment [H] to your pro forma consolidated statements of income for the year ended December 31, 2010 and the nine months ended September 30, 2011 appears to reflect the impact of the conversion of Series A and Series B Convertible Preferred shares in your calculation of earnings per share. Please describe your basis for reflecting the conversion of these shares under Rule 11-02(b)(6) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3483 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                                Sincerely,

                                                /s/ Katherine Wray

                                                Katherine Wray
                                                Attorney-Advisor

cc: Via E-Mail
        Jeffrey L. Wasserman
        Sills Cummis & Gross P.C.